October 18, 2024

Janet Turner
Chief Financial Officer
Fortitude Gold Corporation
2886 Carriage Manor Point
Colorado Springs, CO
80906

        Re: Fortitude Gold Corporation
            Form 10-K for the Fiscal Year ended December 31, 2023
            Filed February 27, 2024
            File No. 333-249533
Dear Janet Turner:

        We issued comments to you on the above captioned filing on September 9, 2024. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by November 1, 2024.

         If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact John Coleman at 202-551-3610 or Karl Hiller at 202-551-3686 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Energy
& Transportation
cc:   Jason Reid